Exhibit 77C

ROYCE VALUE TRUST, INC.

At the 2008 Annual Meeting of Stockholders held on September 25, 2008, the Fund's stockholders elected four Directors, consisting of:
	Votes For	Votes Withheld
*Donald R. Dwight	64,764,901	1,141,039
*Stephen L. Isaacs	64,841,589	1,064,351
**William L. Koke	8,185,226	151,801
**David L. Meister	8,188,143	148,884

*Common Stock and Preferred Stock voting together as a single class
**Preferred Stock voting as a separate class